Exhibit 99.1

MoneyHero Group Reports Second Quarter 2025 Results

●	Profitable on a quarterly basis, with a net income of US$0.2 million versus a net loss of US$(12.2) million during the same period last year

●	Adjusted EBITDA loss improved by 79% YoY to US$(2.0) million, supported by a stronger revenue mix, growing partnership ecosystem, and AI-driven efficiency gains

●	Higher-margin Insurance and Wealth verticals comprised 27% of revenue, up 5 percentage points YoY

SINGAPORE, September 19, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the second quarter ended June 30, 2025.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated:

“We set out to reshape MoneyHero for durable, profitable growth — and our Q2 results reflect the significant progress we have made. Our strategy has resulted in net income of US$0.2 million in Q2 versus a net loss of US$(12.2) million during the same period last year, Adjusted EBITDA loss improving by 79% year-over-year to US$(2.0) million, cost of revenue falling 16 percentage points year-over-year to 51% of revenue, and the high-margin Insurance and Wealth verticals now accounting for 27% of revenue, up 5 percentage points year-over-year. Group membership on the platform also expanded by 33% year-over-year to 8.6 million, underscoring the reach and engagement driving our improving revenue mix. Together, these elements — optimized revenue mix, improving margins, and disciplined operations — serve as the compounding levers driving us forward in the right direction.

“Our product engine continues to deliver momentum. Car Insurance is scaling with real-time pricing and end-to-end digital journeys in Hong Kong and Singapore, while Travel Insurance has been streamlined to a three-click purchase flow, significantly lifting completion rates. In Wealth, we broadened our marketplace through collaborations with licensed digital-asset platforms, providing consumers more choice while maintaining a disciplined, compliance-first approach.

“We are embedding AI across our business through our Reward, Approval, and Yield Intelligence playbooks and AI-assisted service. These initiatives are live in production and are already reducing customer acquisition cost per approval, improving approval quality, and increasing first-contact resolution — allowing us to keep headcount flat while volumes scale.

“We continue to strengthen our two-sided marketplace. Our SingSaver Best-Of Awards in Singapore brought together 170+ partners and reaffirmed our commitment to excellence and innovation in the personal finance industry. These touchpoints strengthen collaboration with our strategic partners and unlock new commercial opportunities.

“Looking ahead, we will continue to scale our higher-margin Insurance and Wealth verticals, with mix expected to make up approximately 30% of Group revenue by the end of the year. The launch of Hong Kong’s Credit Hero Club with TransUnion in Q4 will deepen engagement and drive higher conversion rates, with expansion planned into other markets. We will continue to strategically invest in our business — balancing disciplined cost management with targeted investments in product innovation, AI capabilities, and long-term growth opportunities.”

Danny Leung, interim Chief Financial Officer, added:

“Our Q2 financial performance shows the progress we have made since pivoting the business in the second half of 2024. In Q1, we set out our priorities — improving revenue quality, expanding gross margins, and tightening operating discipline. Q2 demonstrates that those priorities are delivering: the model is structurally healthier, and the trajectory toward sustainable profitability remains firmly on track.

“Revenue was US$18.0 million in Q2, down 13% year-over-year due to our deliberate moderation of lower-margin credit card volumes. That said, our revenue mix continues to improve. Insurance grew from 11% to 14% of revenue year-over-year and Wealth grew from 11% to 13%, while Credit Cards reduced slightly from 62% to 61%. Together, Insurance and Wealth contributed 27% of revenue this quarter, up from 22% during the same period last year. This shift underscores our strategy to focus on higher-margin, recurring verticals.

“Gross margins improved significantly. Cost of revenue declined by 16 percentage points to 51% of revenue from 67% in Q2 last year, representing a 34% year-over-year efficiency gain. This improvement in unit economics translates directly into stronger profitability, and reflects disciplined reward calibration as well as improved approval quality.

“Operating costs and expenses, excluding net foreign exchange differences, fell 37% year-over-year to US$20.6 million. Reductions were broad-based, driven by cost optimization and efficiency initiatives across the business. These savings reflect our disciplined cost management and efficiency gains, even as we continue targeted investment in AI infrastructure, customer acquisition, and platform optimization.

“As a result, profitability improved across all measures. Net income was US$0.2 million versus a US$(12.2) million net loss in Q2 2024. Adjusted EBITDA loss improved to US$(2.0) million from US$(3.3) million last quarter and US$(9.3) million a year ago. The consistent sequential progress strengthens our confidence in delivering positive Adjusted EBITDA in the later part of 2025.

“Capital allocation remains disciplined. We are reinvesting in higher-margin segments — particularly Insurance, Personal Loans, and Wealth—while also driving initiatives such as Credit Hero Club with TransUnion in Hong Kong, and forming strategic collaborations with licensed digital-asset institutions such as OSL.

“Looking ahead, we expect continued margin expansion and stronger operating leverage as revenue mix improves and cost discipline holds. Our path to Adjusted EBITDA profitability in the later part of 2025 is supported by structural improvements already visible in the numbers. Our commitment remains unchanged: deliver sustainable profitability, strengthen the balance sheet, and maximize long-term shareholder value.”

Second Quarter 2025 Financial Highlights

●	Revenue decreased by 13% year-over-year to US$18.0 million in the second quarter of 2025, reflecting a strategic shift toward diversifying revenue mix to enhance revenue quality and the high base effect set during the same period last year which saw significant marketing and customer acquisition spending in the credit card vertical to expand market share.

-	Revenue from insurance products increased by 18% year-over-year to US$2.6 million in the second quarter of 2025, accounting for 14% of total revenue, compared to 11% during the same period last year.

-	Revenue from wealth products remained flat year-over-year at US$2.3 million in the second quarter of 2025, accounting for 13% of total revenue, compared to 11% during the same period last year.

●	Cost of revenue in the second quarter of 2025 decreased by 34% year-over-year to US$9.1 million from US$13.8 million and accounted for 51% of revenue, a decrease of 16 percentage points from 67% during the same period last year, reflecting improved gross margins through rewards costs optimization.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased to US$20.6 million in the second quarter of 2025 from US$32.5 million during the same period last year. This reduction was driven by optimized reward costs, cost-efficient advertising and marketing campaigns, strategic technology cost reductions to simplify operations, and a comprehensive restructuring of our employee benefit expenses.

●	Net income was US$0.2 million in the second quarter of 2025 compared to a net loss of US$(12.2) million in the prior year period, driven by reduced operating costs and expenses, excluding net foreign exchange differences, and an unrealized foreign exchange gain arising from the weakening of the US dollar against local currencies during the second quarter of 2025.

●	Adjusted EBITDA loss improved to US$(2.0) million in the second quarter of 2025 from US$(9.3) million in the prior year period.

Second Quarter 2025 Operational Highlights

●	Monthly Unique Users of 5.3 million for the three months ended June 30, 2025.

●	MoneyHero Group Members, to whom the Company provides more tailored product information and recommendations, grew by 33% year-over-year to 8.6 million as of June 30, 2025.

●	MoneyHero sourced 408,000 applications and had 173,000 approved applications in the second quarter of 2025.

Capital Structure

The table below summarizes the capital structure of the Company as of June 30, 2025:

Share Class	Issued and Outstanding
Class A Ordinary[1]	30,053,652
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares[2]	45,716,065

[1]	Includes 534,240 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise and settlement of share options by Computershare to the underlying exercising option holder.

[2]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(US$ in thousands, unless otherwise noted)
Revenue	18,022	20,674	32,336	42,849
Adjusted EBITDA	(1,951)	(9,336)	(5,259)	(15,775)

Clicks (in thousands)[3]	2,022	N/A	4,103	N/A
Applications (in thousands)[4]	408	476	807	970
Approved Applications (in thousands)[4]	173	211	329	416

Revenue breakdown

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2025		2024		2025		2024
	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	7,773	43.1	9,018	43.6	12,857	39.8	17,963	41.9
Hong Kong	7,798	43.3	7,266	35.1	14,195	43.9	14,982	35.0
Taiwan	754	4.2	1,424	6.9	1,808	5.6	2,826	6.6
Philippines	1,697	9.4	2,938	14.2	3,476	10.7	6,917	16.1
Malaysia	-	-	28	0.1	-	-	161	0.4
Total Revenue	18,022	100.0	20,674	100.0	32,336	100.0	42,849	100.0

By Source:
Online financial comparison platforms	16,067	89.2	17,760	85.9	28,704	88.8	35,818	83.6
Creatory	1,955	10.8	2,914	14.1	3,632	11.2	7,030	16.4
Total Revenue	18,022	100.0	20,674	100.0	32,336	100.0	42,849	100.0

By Vertical:
Credit cards	10,955	60.8	12,734	61.6	19,128	59.2	28,159	65.7
Personal loans and mortgages	2,088	11.6	2,577	12.5	4,582	14.2	5,874	13.7
Wealth	2,292	12.7	2,283	11.0	3,955	12.2	3,670	8.6
Insurance	2,574	14.3	2,178	10.5	4,466	13.8	4,005	9.3
Other verticals	113	0.6	902	4.4	204	0.6	1,140	2.7
Total Revenue	18,022	100.0	20,674	100.0	32,336	100.0	42,849	100.0

[3]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable click data for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[4]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

Key Metrics

	For the Three Months Ended June 30, 2025		For the Six Months Ended June 30, 2025
	(in millions, except for percentages)
Monthly Unique Users[5]
Singapore	1.1	21.4%	1.2	22.0%
Hong Kong	1.1	21.8%	1.1	19.4%
Taiwan	1.7	32.9%	1.8	32.0%
Philippines	1.3	23.9%	1.5	26.5%
Total	5.3	100.0%	5.5	100.0%

Total Traffic[5]
Singapore	3.1	18.6%	6.2	18.1%
Hong Kong	3.8	22.8%	7.1	20.7%
Taiwan	5.7	34.1%	11.6	33.8%
Philippines	4.1	24.6%	9.4	27.4%
Total	16.7	100.0%	34.2	100.0%

	As of June 30,
	2025		2024
	(in millions, except for percentages)
MoneyHero Group Members
Singapore	1.4	16.4%	1.3	20.2%
Hong Kong	0.9	10.9%	0.8	12.2%
Taiwan	0.4	4.5%	0.3	4.7%
Philippines	5.9	68.3%	3.8	58.3%
Malaysia	0.0	0.0%	0.3	4.5%
Total	8.6	100.0%	6.5	100.0%

[5]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable monthly unique users and total traffic for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

Conference Call Details

The Company will host a conference call and webcast on Friday, September 19, 2025, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q2 2025 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/gggvq9kr
Conference call: https://register-conf.media-server.com/register/BI26fb88572d7042ada4ef6611b4f2e8c1

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at June 30, 2025, and had approximately 5.3 million Monthly Unique Users across its platform for the three months ended June 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as profit/(loss) for the period plus tax expenses, depreciation and amortization, interest income, finance costs, impairment of intangible assets, equity-settled share-based payment expenses, transaction expenses, other non-recurring costs related to strategic exercises, changes in the fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(US$ in thousands)
Profit/(Loss) for the period	216	(12,223)	(2,233)	(25,323)
Tax expenses	15	5	15	57
Depreciation and amortization	322	1,066	624	2,047
Interest income	(184)	(356)	(315)	(951)
Finance costs	13	5	26	13

EBITDA	381	(11,501)	(1,884)	(24,156)

Non-cash items:
Changes in fair value of financial instruments	315	(1,109)	(158)	237
Impairment of intangible assets	-	92	-	92
Equity settled share-based payment arising from employee share incentive scheme	304	1,015	745	1,638
Unrealized foreign exchange (gain)/loss, net	(2,951)	1,766	(3,963)	5,802

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	20	-	55
Other non-recurring costs related to strategic exercises	-	61	-	61

Other non-recurring items:
Non-recurring legal fees	-	323	-	497
Adjusted EBITDA	(1,951)	(9,336)	(5,259)	(15,775)

Revenue	18,022	20,674	32,336	42,849
Adjusted EBITDA	(1,951)	(9,336)	(5,259)	(15,775)
Adjusted EBITDA Margin	(10.8)%	(45.2)%	(16.3)%	(36.8)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive (Loss)/Income

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(US$ in thousands, except for loss per share)

Revenue	18,022	20,674	32,336	42,849

Cost and expenses:
Cost of revenue	(9,101)	(13,795)	(15,465)	(27,901)
Advertising and marketing expenses	(4,548)	(6,581)	(9,132)	(12,714)
Technology costs	(922)	(2,194)	(1,739)	(4,046)
Employee benefit expenses	(3,700)	(6,712)	(8,054)	(12,590)
General, administrative and other operating expenses	(2,352)	(3,222)	(4,543)	(5,609)
Foreign exchange differences, net	2,969	(1,848)	3,923	(5,959)

Operating income/(loss)	366	(13,679)	(2,674)	(25,970)

Other income/(expenses):
Other income	192	357	323	954
Finance costs	(13)	(5)	(26)	(13)
Changes in fair value of financial instruments	(315)	1,109	158	(237)

Profit/(Loss) before tax	230	(12,217)	(2,219)	(25,265)
Income tax expense	(15)	(5)	(15)	(57)
Profit/(Loss) for the period	216	(12,223)	(2,233)	(25,323)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(2,440)	1,279	(3,818)	4,992

Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	40	(6)	40	(5)
Other comprehensive (loss)/income for the period, net of tax	(2,400)	1,273	(3,779)	4,987

Total comprehensive loss for the period, net of tax	(2,185)	(10,950)	(6,012)	(20,336)

Earnings/(Loss) per share attributable to ordinary equity holders of the parent
Basic	0.01	(0.30)	(0.05)	(0.62)
Diluted	0.00	(0.30)	(0.05)	(0.62)

Unaudited Consolidated Statements of Financial Position

	As of June 30,	As of December 31,
(US$ in thousands)	2025	2024

NON-CURRENT ASSETS
Non-current financial asset	600	600
Intangible assets	1,398	1,018
Property and equipment	197	215
Right-of-use assets	890	744
Deposits	62	25
Total non-current assets	3,148	2,601

CURRENT ASSETS
Accounts receivable	16,047	13,538
Contract assets	17,588	11,825
Prepayments and other assets	10,193	10,149
Tax recoverable	90	63
Pledged bank deposits	184	185
Cash and cash equivalents	30,173	42,522
Total current assets	74,274	78,282

CURRENT LIABILITIES
Accounts and other payables	32,065	30,209
Warrant liabilities	1,235	1,393
Lease liabilities	628	442
Tax payable	2	32
Provisions	31	71
Total current liabilities	33,961	32,147

NET CURRENT ASSETS	40,313	46,135

TOTAL ASSETS LESS CURRENT LIABILITIES	43,461	48,736

NON-CURRENT LIABILITIES
Lease liabilities	275	294
Provisions	45	-
Deferred tax liabilities	34	30
Defined benefit liabilities	176	185
Total non-current liabilities	530	509

Net assets	42,931	48,227

EQUITY
Issued capital	5	4
Reserves	42,927	48,223
Total equity	42,931	48,227